Exhibit 99.3

FIRST AMENDMENT TO
SECOND AMENDED AND RESTATED UNCOMMITTED CREDIT AGREEMENT
This FIRST AMENDMENT TO SECOND AMENDED AND RESTATED UNCOMMITTED CREDIT AGREEMENT (this "First Amendment") dated as of November 30, 2017 is among AEGEAN BUNKERING (USA) LLC, a Delaware limited liability company (the "Borrower"), each Lender, and ABN AMRO CAPITAL USA LLC, as administrative agent and collateral agent (together with its successors and assigns in such capacities, the "Agent"). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Credit Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, the Borrower, the Lenders, including, without limitation, the Daylight Overdraft Lender, the Swing Line Lender and the Issuing Lenders, and the Agent, are parties to the Second Amended and Restated Uncommitted Credit Agreement dated as of August 3, 2017 (as amended, supplemented or otherwise modified from time to time prior to the Effective Date (as defined in Section 3 below), the "Existing Credit Agreement" and, as amended by this First Amendment and as further amended, supplemented or otherwise modified from time to time, the "Credit Agreement"); and
WHEREAS, the Borrower has requested certain amendments to the Existing Credit Agreement and the parties hereto have agreed to amend the Existing Credit Agreement on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
SECTION 1.          Amendments.
Upon the occurrence of the Effective Date (as defined in Section 2 below), the Credit Agreement is hereby amended as follows:
(a)          Clauses (g) and (h) of the definition of "Eligible Accounts Receivable – Tier 1" are amended and restated in their entirety as follows:
(g) such Accounts are not outstanding for more than 60 days past the original invoice date; (h) [reserved];
(b)          Section 8.1(b) is amended and restated in its entirety as follows:
(b)          With respect to the Parent, the Parent shall not:
(i)          Minimum Group Consolidated Tangible Net Worth.  Permit, at any time, the Group Consolidated Tangible Net Worth to be less than $410,000,000.
(ii)          Minimum Group Consolidated Net Working Capital.  Permit, at any time, the Group Consolidated Net Working Capital to be less than $175,000,000.

(iii)          Minimum Group Consolidated Current Ratio.  Permit, at any time, the Group Consolidated Current Ratio to be less than 1.15 to 1.0.
(iv)          Minimum Group Consolidated Interest Coverage Ratio.  Permit, for the four most recent Group Measurement Periods, the average Group Consolidated Interest Coverage Ratio for such periods to be less than 1.90 to 1.0.
SECTION 2.          Effectiveness of Amendment.
This First Amendment shall become effective on the date (the "Effective Date") on which:
(a)          each of the Borrower, the Guarantor, the Agent and the Lenders shall have duly executed this First Amendment;
(b)          the Borrower shall have paid all of the Lead Arranger's, the Agent's and the Lenders' fees and the Lead Arranger's and the Agent's legal fees and all reasonable out-of-pocket costs incurred in connection with this First Amendment and all due diligence in respect hereof; and
(c)          the Borrower shall have delivered to the Agent such opinions of counsel and authorization and organizational documents, in each case as the Agent or the Lenders shall request.
SECTION 3.          Effect of Amendment; Ratification; Representations; etc.
(a)          On and after the Effective Date, this First Amendment shall be a part of the Credit Agreement, all references to the Credit Agreement in the Credit Agreement and the other Loan Documents shall be deemed to refer to the Credit Agreement as amended by this First Amendment, and the term "this Agreement", and the words "hereof", "herein", "hereunder" and words of similar import, as used in the Credit Agreement, shall mean the Credit Agreement as amended hereby.
(b)          Except as expressly set forth herein, this First Amendment shall not constitute an amendment, waiver or consent with respect to any other provision of the Credit Agreement and the Credit Agreement, as amended, and each other Loan Document is hereby ratified, approved and confirmed in all respects.
(c)          In order to induce the Agent and the Lenders to enter into this First Amendment, the Borrower represents and warrants to the Agent and the Lenders that before and after giving effect to the execution and delivery of this First Amendment:
(i)          the representations and warranties of the Borrower set forth in the Credit Agreement and in the other Loan Documents are true and correct in all material respects as if made on and as of the date hereof, except for those representations and warranties that by their terms were made as of a specified date which were true and correct on and as of such date; and
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(ii)          no Default or Event of Default has occurred and is continuing.
SECTION 4.          Counterparts.
This First Amendment may be executed by one or more of the parties to this First Amendment on any number of separate counterparts (including by facsimile or email transmission of signature pages hereto), and all of said counterparts taken together shall be deemed to constitute one and the same agreement.  A set of the copies of this First Amendment signed by all the parties shall be lodged with the Borrower and the Agent.
SECTION 5.          Severability.
Any provision of this First Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
SECTION 6.          GOVERNING LAW.
THIS FIRST AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.
SECTION 7.          WAIVERS OF JURY TRIAL.
EACH OF THE BORROWER, THE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS FIRST AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.
[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed as of the day and year first above written.
BORROWER: AEGEAN BUNKERING (USA) LLC

By:	/s/ Emmanuil Chochlakis
Name: Emmanouil Chochlakis Title: Director
Signature page to First Amendment to Second Amended and Restated Uncommitted Credit Agreement

AGENTS AND LENDERS: ABN AMRO CAPITAL USA LLC, as Administrative Agent, Collateral Agent, Syndication Agent, a Lender, an Issuing Lender, the Swing Line Lender and the Daylight

By:	/s/ Vincent E. Lisanti
Name: Vincent E. Lisanti Title: Managing Director

By:	/s/ Thomas B. Pinckney
Name: Thomas B. Pinckney Title: Vice President

Signature page to First Amendment to Second Amended and Restated Uncommitted Credit Agreement

BNP PARIBAS, as Documentation Agent and a Lender

By:	/s/ Redi Meshi
Name: Redi Meshi Title: Vice President

By:	/s/ Delphine Gaudiot
Name: Delphine Gaudiot Title: Director

Signature page to First Amendment to Second Amended and Restated Uncommitted Credit Agreement

COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH, as a Lender

By:	/s/ Chung-Tack Oh
Name: Chung-Tack Oh Title: Executive Director

By:	/s/ Michael A. Katz
Name: Michael A. Katz Title: Vice President

Signature page to First Amendment to Second Amended and Restated Uncommitted Credit Agreement

NATIXIS, NEW YORK BRANCH, as a Lender

By:	/s/ David Pershad
Name: David Pershad Title: Managing Director

By:	/s/ Paul Goncharoff
Name: Paul Goncharoff Title: Vice President
Signature page to First Amendment to Second Amended and Restated Uncommitted Credit Agreement

SOCIETE GENERALE, as a Lender

By:	/s/ Michiel van der Voort
Name: Michiel van der Voort Title: Managing Director

Signature page to First Amendment to Second Amended and Restated Uncommitted Credit Agreement

ING BELGIUM, BRUSSELS, GENEVA BRANCH, as a Lender

By:	/s/ Patrick Arnaud
Name: Patrick Arnaud Title: Group Head

By:	/s/ Hermen Egberink
Name: Hermen Egberink Title: Head of Credit Risk

Signature page to First Amendment to Second Amended and Restated Uncommitted Credit Agreement

MACQUARIE BANK LIMITED, as a Lender

By:	/s/ Robert Trevena
Name: Robert Trevena Title: Division Director

By:	/s/ Kristen Adler
Name: Kristen Adler Title: Associate Director

Signature page to First Amendment to Second Amended and Restated Uncommitted Credit Agreement

ACKNOWLEDGED AND AGREED: AEGEAN MARINE PETROLEUM NETWORK INC., as a Guarantor

By:	/s/ Spyros Gianniotis
Name: Spyros Gianniotis Title: Chief Financial Officer

Signature page to First Amendment to Second Amended and Restated Uncommitted Credit Agreement